PRIMERO CLOSES EXTENSION TO REVOLVING CREDIT FACILITY

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, March 31, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) announced today that, further to its news release dated March 24, 2017, it has closed the extension of the maturity of its $75 million revolving credit facility (“RCF”) with its syndicate of lenders. The RCF will now mature on November 23, 2017 and will exclude financial covenants until the extended maturity date. The RCF continues to be secured by a charge over substantially all of the Company's assets and is now guaranteed by Silver Wheaton for a fee of $2.6 million payable at maturity. Today, Primero drew down $10 million from the RCF, which now has $60 million drawn. An additional $15 million remains available for drawdown, subject to Silver Wheaton’s consent, unless the proceeds are used solely in connection with the restart of the San Dimas operations.

About Primero
Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com